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                              May 2, 2022

       Corey Ashton Walters
       Chief Executive Officer
       Here Collection LLC
       1111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed April 21,
2022
                                                            File No. 024-11750

       Dear Mr. Walters:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

       Post-Qualification Amendment No. 2 filed April 21, 2022

       General

   1. We note your response to our comment 2 and that you have not reflected proposed acquisitions of the
properties to be acquired by Series #2, Series #3, Series #4 and Series
                                                        #5. Please tell us how
you determined it was unnecessary to reflect the impact to the pro forma balance sheet for
the proposed acquisitions and the impact to the pro forma income statement for
depreciation expense, interest expense, etc. Reference is made to Rule 8-05 of Regulation S-X.
 Corey Ashton Walters
FirstName  LastNameCorey  Ashton Walters
Here Collection LLC
Comapany
May  2, 2022NameHere Collection LLC
May 2,
Page 2 2022 Page 2
FirstName LastName
2. We note your response to comment 3 and revised disclosure in Summary and elsewhere regarding expenses and fees to be paid to affiliates. We also note the disclosure on your website stating that you intend to make cash distributions quarterly on or before the 15th day of the start of a new quarter. Please revise risk factors and Distributions on page 38 to highlight that you and Here determined the various fees internally without any independent assessment of comparable market fees, and as a result, they may be higher than those available from unaffiliated third parties. To provide clear disclosure of the amount of fees to be paid prior to any distributions for each of Series #1 through #5, please provide an illustrative example quantifying fees to be paid to affiliates and others prior to any cash distributions to investors and including disclosure of the underlying assumptions. For example, assumptions should be provided for the anticipated expenses and time period for the anticipated gross receipts, as well as the offering proceeds raised during such time period.
Here Collection LLC Financial Statements
Notes to the Financial Statements
Note 6 - Property Acquisition, page F-11

3. We note your response to our comment 2 and your revision to your filing to include pro forma financial information in your footnotes. Please revise your filing to move such pro forma financial information outside of the issuer's historical financial statement footnotes.
         Please refer to Rule 11-02(a)(12)(i) of Regulation S-X.
        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-
3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Heidi Mortensen